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April 1, 2024
VIA EDGAR
Division of Corporation Finance
Office of Industrial Applications and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:       Jeanne Bennett
Li Xiao
Juan Grana
Abby Adams
Re:                PACS Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 26, 2024
File No. 333-277893
Ladies and Gentlemen:
On behalf of PACS Group, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 28, 2024, relating to the Company’s above referenced Amendment No. 1 to Registration Statement on Form S-1 publicly filed on March 26, 2024 (the “Amendment No. 1”). We are submitting this letter via EDGAR and have publicly filed Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the

April 1, 2024

numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also separately sending a copy of Amendment No. 2 and a copy of Amendment No. 2 marked to show all changes from Amendment No. 1 publicly filed on March 26, 2024. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.
Cover Page
1.    Please revise your cover page to clearly note that the offering involves the resale of common stock held by the selling stockholders, Messrs. Murray and Hancock. Include disclosure of the number of shares potentially sold by the selling security holders and the potential impact of the sale on their beneficial ownership.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 2 on the cover page.
2.    We note your revised disclosure in response to comments 2 and 7 and reissue the comments. Please revise the cover page to more accurately describe the common stock being sold with this offering, which is impacted by the disparate control the founders have pursuant to the provisions of the charter. The disclosure should make clear that the founders will control the company not merely due to the impact of their beneficial ownership percentages, but due to the provisions in the charter and shareholder agreement that effectively reduce the common stock being offered to no vote stock for so long as the founders each retain their beneficial ownership. We note the disclosure in the carryover paragraph on pages 53-54. In your revision, please explain the founders' disproportionate board representation and voting rights, including the relevant levels of beneficial ownership at which their rights change and their ability to authorize and issue additional shares of common stock that may be dilutive to the unaffiliated security holders. Also revise to disclose whether, in connection with the company's status as a "controlled company," the company will utilize exemptions to governance rules under NYSE listing standards. Please also highlight this information in the beginning of the summary and summary risk factors, with references to more detailed information in the risk factors and disclosure regarding the company, and revise the Description of Capital Stock, beginning on page 146, accordingly.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 2 on pages 11, 13, 14, 15, 57, 125, 145, 150 and 151.
Underwriting, page 159
3.    We note your response to comment 9 and reissue the comment in part. Please revise to add appropriate risk factor disclosure regarding the risk to investors from the existence of a “conflict of interest” within the meaning of Rule 5121 of FINRA because affiliates of certain of the underwriters are lenders under your Amended and Restated 2023 Credit Facility and will each receive at least 5% of the net proceeds from the offering in connection with the repayment of amounts outstanding under your Amended and Restated 2023 Credit Facility.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 2 on page 60.

April 1, 2024

Consolidated Financial Statements
Note 14, Commitments and Contingencies
Insurance Claims, page F-28
4.    We note your response to comment 10. Notwithstanding your response, we continue to believe that such disclosures are necessary to provide readers with an understanding of your insurance claims. Also refer to SAB Topic 5Y for examples of disclosures that may be necessary as well as situations warranting disaggregated disclosures.
Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure in Amendment No. 2 on pages F-29 and F-30.
* * *
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ J. Ross McAloon

J. Ross McAloon
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Jason Murray, Chief Executive Officer, PACS Group, Inc.
John Mitchell, Chief Legal Officer, PACS Group, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
Benjamin K. Marsh, Goodwin Procter LLP
Adam V. Johnson, Goodwin Procter LLP